Filed pursuant to rule 433

Registration File No. 333-224495

CITIGROUP INC.

$4,000,000,000

4.412% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2031

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	A3 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	March 24, 2020
Settlement Date:	March 31, 2020 (T+5 days)
Maturity:	March 31, 2031
Par Amount:	$4,000,000,0000
Treasury Benchmark:	1.500% due February 15, 2030
Treasury Price:	$106-17
Treasury Yield:	0.812%
Re-offer Spread to Benchmark:	T10+360 bp
Re-offer Yield:	4.412%
Fixed Rate Coupon & Payment Dates:

4.412%, payable semiannually in arrears on each March 31 and September 30 from, and including, the Settlement Date to, but excluding, March 31, 2030 (the “fixed rate period”).

Following business day convention during the fixed rate period. Business days during fixed rate period New York.

Floating Rate Coupon & Payment Dates:

From, and including, March 31, 2030 (the “floating rate period”), an annual floating rate equal to SOFR (as defined in the Issuer’s preliminary prospectus supplement dated March 24, 2020 (the “Preliminary Prospectus Supplement”) and compounding daily over each interest period as described in the Preliminary Prospectus Supplement) plus 3.914%, payable quarterly in arrears, on the second business day following each interest period end date, beginning on July 2, 2030 and ending at Maturity or any earlier redemption date. An “interest period end date” means June 30, 2030, September 30, 2030 and December 31, 2030 and March 31, 2031.

Modified following business day convention during the floating rate period. Business days during floating rate period New York and U.S. Government Securities Business (as defined in the Preliminary Prospectus Supplement).

Public Offering Price:	100.000%
Net Proceeds to Citigroup:	$3,983,000,000 (before expenses)
Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply
Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 1, 2020 (or if additional notes are issued after March 31, 2020, beginning six months after the issue date of such additional notes) and prior to March 31, 2030 at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Issuer’s base prospectus dated June 27, 2019 (the “Prospectus”)), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to March 31, 2030, plus 0.550%.

We may redeem the notes, at our option, (i) in whole, but not in part, on March 31, 2030, or (ii) in whole at any time or in part from time to time, on or after February 28, 2031 at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption. SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

CITIGROUP INC.

$4,000,000,000

4.412% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2031

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to a redemption date and Maturity.
Redemption for Tax Purposes:

We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

SOFR for each calendar day from, and including, the Rate Cut-Off Date to, but excluding, the redemption date will equal SOFR in respect of the Rate Cut-Off Date.

Sinking Fund:	Not applicable
Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof
CUSIP:	172967MP3
ISIN:	US172967MP39
Sole Book Manager (93.25%):	Citigroup Global Markets Inc.
Co-Managers (0.75% each):

Capital Institutional Services, Inc.

C.L. King & Associates, Inc.

MFR Securities, Inc.

North South Capital, LLC

R. Seelaus & Co., LLC

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

Telsey Advisory Group LLC

Tigress Financial Partners LLC

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup's registration statement is No. 333-224495. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.